Principal
         Financial                                        Principal Life
         Group                                            Insurance Company

                                                          Princor Financial
                                                          Services Corporation

January 27, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Pre-Effective Amendment No.1 to Form N-6 filed on January 21, 2003 File No. 333-100838
         Accession Number:  0000870786-03-000018

Ladies and Gentlemen:

Our January 24 a Request for Withdrawal was erroneous in stating the affected file number. The subject File No. should have been 333-102599. All other statements in the Request for Withdrawal Letter were correct. We are hereby requesting withdrawal of our Request for Withdrawal (accession no. 0000870786-03-000018).

Thank you for your assistance in this matter.

Sincerely

/s/ Jean B. Shustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745

JBS/ka

The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation,
Des Moines, IA  50392-0200  Fax (515) 248-4745
Principal Life and Princor are members of the Principal Financial Group